SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: January 4, 2007	By:	/s/ Nancy C. Gardner

Share re-purchase announcements

1 December 2006

Reuters Group plc announces that on 1 December 2006 it purchased for cancellation 950,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 452.6789p per share.

4 December 2006

Reuters Group plc announces that on 4 December 2006 it purchased for cancellation 650,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 448.5788p per share.

5 December 2006

Reuters Group plc announces that on 5 December 2006 it purchased for cancellation 500,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 451.9486p per share.

6 December 2006

Reuters Group plc announces that on 6 December 2006 it purchased for cancellation 850,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 455.1141p per share.

8 December 2006

Reuters Group plc announces that on 8 December 2006 it purchased for cancellation 900,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 461.2678p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,287,015,541.

11 December 2006

Reuters Group plc announces that on 11 December 2006 it purchased for cancellation 750,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 462.1152p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,286,322,509.

12 December 2006

Reuters Group plc announces that on 12 December 2006 it purchased for cancellation 800,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 450.4141p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 139,160,000 shares held as treasury shares) is 1,286,272,509.

13 December 2006

Reuters Group plc announces that on 13 December 2006 it purchased for cancellation 100,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 450.175p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,285,122,509.

14 December 2006

Reuters Group plc announces that on 14 December 2006 it purchased for cancellation 93,998 of its ordinary shares from JP Morgan Cazenove Limited at a price of 452.9167p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,284,096,959.

Other RNS announcements

6 December 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 400,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth MacLean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

8 December 2006.  Movement in Shareholdings

Notification was received on 7 December 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 178,983,931 Ordinary shares of 25 pence each in Reuters Group PLC which is 13.87% of the issued share capital excluding shares held in Treasury. This represents a decrease in their holding since the last Regulatory News Service Announcement. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary, Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel.no.020 7542 6706

13 December 2006. David Schlesinger appointed editor-in-chief at Reuters as Geert Linnebank moved to new role

– Reuters (LSE: RTR; NASDAQ: RTRSY) has announced that its Editor-in-Chief Geert Linnebank will be moving to a new and broadened role in January 2007. David Schlesinger, currently Global Managing Editor and Linnebank’s deputy, will succeed him.

In his new role Linnebank will act as Senior Advisor to the Chief Executive on a range of news and content-related areas, including Reuters joint ventures in country-regionplaceIndia and other international strategic opportunities for the company.

He will continue as Chairman of the Reuters Foundation. In this capacity he will represent the company in its academic initiatives at both the Reuters Institute for the Study of Journalism at PlaceNameOxford PlaceTypeUniversity and the Reuters Digital Vision Programme at PlaceNameplaceStanford PlaceTypeUniversity. His work will also include the planned expansion of the Reuters Foundation journalism training, including initiatives in the Middle East and country-regionplaceChina.

Linnebank will also be an advisor to the Reuters Board and will be nominated as the Reuters representative on the board of Independent Television News Limited (ITN). His move comes after almost seven years at the helm of Reuters editorial and follows a brief period of illness, from which he has made a full recovery.

Tom Glocer, Reuters Chief Executive, said: “Geert has led editorial through a period of great change, laying strong new foundations for Reuters continued success. No one has served Reuters journalism better and more faithfully during this period than Geert. I am particularly glad that I will continue to work closely with Geert and receive his counsel on a variety of issues core to our editorial operation. He will remain an important ambassador for Reuters and its editorial values, particularly in the international arena.”

David Schlesinger, who has been Global Managing Editor and Head of Editorial Operations since 2003, will succeed Geert Linnebank as Editor-in-Chief from January 2007. A country-regionU.S. national, he moved to CityplaceLondon in 2004 and has been responsible for managing day-to-day the 2,400 editorial staff in text, television and pictures. He previously ran editorial in North, Central and South America and was financial editor for the country-regionplaceAmericas. A Chinese speaker, Schlesinger began his career with Reuters in Hong Kong and ran the company’s country-regionChina reporting operations before overseeing editorial in the country-regionAmericas and then globally from Reuters head office in CityplaceLondon.

Tom Glocer, Reuters Chief Executive, said: “David’s experience as a journalist and editor across three continents makes him particularly well-suited to lead the world’s most successful global news operation. He has steered editorial operations through strategic and structural change, while demonstrating concern and compassion for journalists facing the day-to-day problems of working under difficult and sometimes dangerous conditions. There can be no one better able to build on Geert’s vision and his legacy of integrity and commitment.

“As Managing Editor David has both maintained and strengthened Reuters traditional journalistic standards despite threats, trauma and tragedy. I am delighted to welcome him to a role that has been held by many great journalists, and one that is absolutely central to our entire business.”

End

Contacts

EMEA Tel: +44 207 542 4214
U.S. Tel: +1 646 223 5507
Asia Tel: + 65 6870 3028

Notes to editors

Geert Linnebank, who is Dutch, joined Reuters Brussels bureau as a correspondent covering European affairs in 1983. He worked in a wide range of roles in CityBrussels, CityAmsterdam and CityplaceLondon before becoming Editor-in-Chief in 2000. Between 2003 and 2006 he was also responsible for Reuters numerical data collection, management and acquisition activities. He initiated and managed the establishment of Reuters news and data management centre in CityBangalore, country-regionIndia, now Reuters third-largest office after CityLondon and StateplaceNew York.

David Schlesinger joined Reuters in 1987 as a correspondent in Hong Kong and subsequently headed Reuters editorial operations in country-regionTaiwan, country-regionplaceChina and the Greater China region in a series of posts between 1989 and 1995. Mr. Schlesinger transferred to StateNew York in 1995 as Financial Editor for the country-regionplaceAmericas. He was then appointed Managing Editor and then Executive Vice President and Editor, country-regionplaceAmericas, with responsibility for reporting in the region. In 2003 he was appointed Global Managing Editor. Mr Schlesinger graduated from PlaceNameplaceOberlin PlaceTypeCollege and has a Masters degree from Harvard, where he concentrated on Chinese politics.

About Reuters

Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com.

13 December 2006.   Reuters Director Penny Hughes appointed to Home Retail Group PLC

Penelope Hughes is a serving non-executive director of Reuters Group PLC and as such Reuters Group PLC is obliged to update, via the Regulatory News Service, any change to Ms Hughes’ directorships of other publicly quoted companies.

On 12 December 2006, Home Retail Group PLC announced that Penelope Hughes joined its Board as a non-executive director on 11 December 2006.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

14 December 2006.   Movement in Shareholdings

Notification was received on 13 December 2006 from The Capital Group of Companies, Inc. informing us that they currently hold 38,788,543 Ordinary shares of 25 pence each in Reuters Group PLC which represents 3.02% of the issued share capital excluding shares held in Treasury. This represents an increase in their holding since their last notification. The shares are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary, Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

15 December 2006.   Reuters completes sale of Factiva stake to Dow Jones

CityplaceLondon — Reuters (LSE:RTR, NASDAQ:RTRSY) today completed the sale of its stake in Factiva to joint venture partner Dow Jones. The sale was first announced on 18th October 2006.

Reuters realised a total of $178 million in cash from the sale, including an adjustment for Factiva’s working capital and 50 per cent of the cash remaining on Factiva’s balance sheet — which together came to $25 million. Reuters also retained a minority preferred stock interest valued at $7 million. Proceeds from the sale will be used to pay down debt.

End

Contact:

Steve Clarke
Reuters Media Relations
Tel: +44 207 542 6865
Mobile: +44 7990 56 6865
Email: steve.clarke@reuters.com

Miriam McKay
Global Head of Investor Relations
Tel: +44 207 542 7057
Mobile: +44 7990 567057
Email: miriam.mckay@reuters.com

About Reuters

Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com

21 December 2006

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 20 December 2006, Christopher Hagman, a person discharging managerial responsibilities at Reuters, sold 75,000 Ordinary shares of 25p each.

Mr Hagman now has a beneficial interest in 100,196 Ordinary shares, options over 71,240 Ordinary shares and rights under Reuters long term incentive plans in respect of 361,533 Ordinary shares.

These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary, Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

22 December 2006

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 22 December 2006, David Lister, a person discharging managerial responsibilities at Reuters, sold 8,619 Ordinary shares of 25p each. The shares were released to him under the company’s Restricted Share Plan which had been granted to him December 2004. All of the shares were sold for £4.37 per share.

Mr Lister now has a beneficial interest in 8,965 Ordinary shares, rights under Reuters long term incentive plans in respect of 143,934 Ordinary shares and 53,339 Ordinary shares held in Restricted Share Plans.

These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean
Assistant Company Secretary, Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel no. 020 7542 6706